Exhibit (a)(7)

FORM OF COVER E-MAIL TO ACCOMPANY LETTER OF TRANSMITTAL

[DATE]

Within the last 24 hours you received an e-mail with offer documents relating to the exchange of certain “Eligible Options” for “New Options.”

Those documents referenced a personalized Letter of Transmittal that would contain information about your Eligible Option and instructions for completing and returning that form should you elect to accept the offer with respect to your Eligible Option.

That personalized Letter of Transmittal is attached.  Please read all of the materials regarding the exchange of Eligible Options for New Options very carefully.  After reviewing this material,

•                  if you wish to exchange your Eligible Option for a New Option, complete and sign the attached Letter of Transmittal as stated on that form and fax the entire form to the Equity Administration Group at 631-342-2351 before the 5:00 p.m. (Eastern time) on December 7, 2006.  Be certain to check the box to “Cancel Entire Eligible Option” on Page 1 and to sign and date on Page 1 AND Page 4 of that Letter.  Submissions by any other means (including hand delivery, e-mail, interoffice or regular mail) will not be accepted.

•                  if you do not wish to exchange your Eligible Option for a New Option, you do not need to take any action.  Please note that if you were a taxpayer in the U.S. in 2005 and do not elect to participate in this offer, you may be subject to adverse tax consequences under Section 409A, for which you will be solely responsible.

•                  if you elect to exchange your Eligible Option for a New Option and change your mind BEFORE the Expiration Date, you should complete and sign a Withdrawal Form and fax it to the Equity Administration Group at 631-342-2351 before 5:00 p.m. (Eastern time) on December 7, 2006, as noted on that form.  A copy of that form can be obtained by contacting the Equity Administration Group at 631-342-2577.

We urge you to read the Offer materials very carefully. If you have any questions regarding the offer, or need additional copies of the Letter of Transmittal or Withdrawal Form, please contact the Equity Administration Group at 631-342-2577.

Regards.